SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No       X

Changes in Affiliates

On August 5, 2008, Kookmin Bank disclosed that it had established a new affiliated company, NPS-KBIC PEF No. 1. The details are as follows:

1.	Description of change: Addition of a new affiliate

2.	Information regarding the new affiliate:

•	Company name: NPS-KBIC PEF No. 1

•	Primary area of business: Private equity investments pursuant to the Indirect Investment Asset Management Business Act of Korea

3.	Total number of affiliated companies after addition of new affiliate: 11

4.	Date of change: August 4, 2008

5.	Other relevant information:

•

NPS-KBIC PEF No. 1 (“NPS-KBIC”) is a private equity fund established as a limited partnership pursuant to the Indirect Investment Asset Management Business Act of Korea primarily to engage in control-oriented investments in the securities of other companies.

•	KB Investment Co., Ltd., an affiliate of Kookmin Bank, is the general partner of, and holds a 2.56% stake in, NPS-KBIC.

•	The total number of affiliated companies provided above excludes companies that are undergoing liquidation or bankruptcy proceedings.

•	The date of change provided above is the date on which KB Investment made its capital contribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 5, 2008	By:	/s/ Donald H. MacKenzie
(Signature)

	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO Executive Director